Exhibit 12.1

BROADCOM CORPORATION

RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended
	December 31,
	2012	2011	2010	2009	2008
	(in millions)
Earnings:
Income before income taxes	$656	$956	$1,098	$72	$223
Plus: Fixed Charges	72	52	28	25	24

Total income before income taxes and fixed charges	$728	$1,008	$1,126	$97	$247

Fixed charges:
Interest expense	$40	$23	$4	$—	$—
Interest within rental expense	32	29	24	25	24

Total fixed charges	$72	$52	$28	$25	$24

Ratio of earnings to fixed charges	10.1	19.4	40.2	3.9	10.3